Exhibit 2.1


                          Plan of Recapitalization for
                       The Lockhart Companies Incorporated
                 (to be known as Lockhart Caribbean Corporation)



                             Present Capitalization

     As of June 30, 1997, the authorized capitalization of The Lockhart Companies Incorporated (the "Corporation") consists of 1,500,000 shares of common stock with no par value (the "Old Common Stock"). Of these shares, 888,882 shares of the common stock are issued, fully paid, nonassessable and outstanding.

                      The proposed Plan of Recapitalization

     1. The Corporation proposed to increase the authorized capital stock of the Company to 50,000,000 shares consisting of "Class A Stock"), 9,000,000 shares of Class B common stock, $0.01 par value (the "Class B Stock") and 1,000,000 shares of Preferred Stock, $0.01 par value (the "Preferred Stock").

     2. The Corporation proposes to amend the Articles of Incorporation and the Bylaws of the Corporation to provide for the Class A Stock and Class B Stock in lieu of the Old Common Stock and to effect certain modifications intended to reduce the chances that the Corporation may become the object of unsolicited takeover bids, including changes to the ability of stockholders to bring up matters at both annual and special meetings and the indemnification of directors and officers, all as set forth in the Amended and Restated Bylaws of the Corporation, a copy of which is attached as Exhibit II.

     3. If the stockholders approve the foregoing Plan of Recapitalization, the Amended and Restated Articles of Incorporation, and the Amended and Restated Bylaws, when the Plan of Recapitalization becomes effective, all rights appertaining to the Old Common Stock, or accruing by virtue of the ownership thereof, shall immediately cease and terminate, and the holders thereof shall surrender the certificates therefor to the Corporation for cancellation, and receive and accept in lieu thereof certificates of Class B Stock in exchange for, and in substitution of, the Old Common Stock as above provided. For every share of Old Common Stock, the shareholder shall receive 9.7 shares of Class B stock.


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                         Method of Carrying Out the Plan

     Under this Plan of Recapitalization, when the reclassification described herein has become effective, the appropriate shares of Class B Stock shall be issued and the Old Common Stock shall be canceled.

              Conditions Upon Which the Plan Will Become Effective

     This Plan of Recapitalization shall become effective (a) after it has been duly adopted by the Board of Directors of the Corporation and duly approved by the stockholders of the Corporation and (b) upon, and simultaneously with, the Amended and Restated Articles of Incorporation of the Corporation becoming effective.

         IN WITNESS WHEREOF, The Lockhart Companies incorporated, pursuant to the authority duly given it by the Board of Directors, has caused this Plan of Recapitalization to be duly executed by John P. de Jongh, Jr., its President,
and attested by Cornel A. Williams, its Secretary, this       day of July, 1997.


                                                  LOCKHART CARIBBEAN CORPORATION



                                            By:     /s/ ------------------------
                                                        John P. de Jongh, Jr.
                                                        President



                                                                          [SEAL]



                                            Attest: /s/ ------------------------
                                                        Cornel A. Williams
                                                        Secretary